September 23, 2009

DIRECT DIAL 212.451-2220
EMAIL :RFRIEDMAN@OLSHANLAW.COM

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549-3561
Attention: Amanda Ravitz, Branch Chief;
    Michelle Lacko, Staff Attorney

Re:          Empire Resorts, Inc.
Form S-3 filed on August 21, 2009
File Number: 333-161499

Ladies and Gentlemen:

On behalf of Empire Resorts, Inc., a Delaware corporation (the “Company”), transmitted herewith for filing is Amendment No. 1 to Form S-3 (“Amendment No. 1”), marked to show changes from the Form S-3 filed on August 21, 2009.  We acknowledge receipt of the letter of comment dated September 14, 2009 from the Securities and Exchange Commission (the “Commission Letter”).  The following reflect our responses to the Commission Letter. The section and page number references below refer to Amendment No. 1.  Capitalized terms used and not defined herein have the meanings ascribed to them in Amendment No. 1.  The responses are numbered to coincide with the numbering of the comments in the Commission Letter.

General

1.
Please provide us with legal analysis supporting your belief that you continue to meet the eligibility requirements for use of Form S-3 in light of the fact that you have defaulted on an installment payment on indebtedness for borrowed money since the end of your last fiscal year.  Refer to General Instruction I.A.5 of Form S-3.

General Instruction I.A.5 of Form S-3 provides in pertinent part that a registrant is not eligible to use Form S-3 if, since the end of the last fiscal year for which certified financial statements of the registrant and its consolidated subsidiaries were included in a report filed pursuant to Section 13(a) or 15(d) of the Exchange Act, the registrant defaulted on any installment or installments on indebtedness for borrowed money, which defaults in the aggregate are material to the financial position of the registrant and its consolidated and unconsolidated subsidiaries, taken as a whole.  On July 29, 2009, The Park Avenue Bank delivered to the Company and its subsidiary guarantors under its loan agreement with the Park Avenue Bank, a notice of the occurrence of an event of default under such loan agreement as a result of the Company’s failure to pay principal thereunder when due on the maturity date of July 28, 2009.  As a result, all principal outstanding under such loan agreement, in the amount of approximately $4.4 million, became immediately due and payable.

September 23, 2009

The Company determined that such default was not material to its financial position as the outstanding principal amount of $4.4 million, which represents approximately 5.9% of the Company’s total current liabilities as of June 30, 2009, was not material to the financial position of the Company and its subsidiaries.  As evidence of the immateriality of the amount to the financial position of the Company, the default has no adverse affect on the Company’s senior convertible notes due July 31, 2014 (the “Notes”), which provide for a cross default occurring only upon a default of indebtedness of at least $5 million.  This $5 million threshold was accepted by reasonable, disinterested investors purchasing the Notes as an amount that would have no material effect on the Company’s financial condition.  Accordingly, the Company believes that the $5 million threshold establishes an absolute minimum threshold of what is material to the financial position of the Company and would therefore result in the Company becoming ineligible to file a registration on Form S-3 pursuant to General Instruction I.A.5 of Form S-3.

In addition, at the time of the default, the Company was in negotiations regarding, and shortly thereafter entered into and closed upon the first tranche of, an investment agreement with Kien Huat Realty III Limited (“Kien Huat”), which provided the Company with sufficient capital to enable the Company to repay the principal amount due to The Park Avenue Bank, if current repayment is determined by the Company to be prudent.

The Company is in substantially the same financial position both before and after the occurrence of the event of the default and, taken together with the immateriality of the amount at issue and the equity investment by Kien Huat, the Company believes that the default is not material to its financial position.  Accordingly, the Company believes that it is not ineligible to file a registration on Form S-3 pursuant to General Instruction I.A.5 of Form S-3.

Risk Factors, page 6

2.
We note your disclosure on page 3 that you have recently received a notice of the occurrence of an event of default under the Loan Agreement. Please add a risk factor to discuss the risks in the event that a court declares that certain note holders have validly exercised their right to demand repayment of the notes

We hereby acknowledge your comment and have added the following risk factor to Amendment No. 1:

“If the Court determines that the right to demand repayment of the Notes has been validly exercised, we may not have an immediate source of repayment for our obligations under the PAB Loan or the Notes.

Our ability to continue as a going concern is dependent upon a determination by a court of competent jurisdiction that we did not have the obligation to repay the full principal amount of $65 million due under the Notes on July 31, 2009, and/or our ability to arrange financing to fulfill our obligations under the Loan Agreement and the Notes.

September 23, 2009

In June 2009, we entered into discussions with The Park Avenue Bank regarding the refinancing of our then existing Credit Facility, which was scheduled to mature in July 2009.  On July 27, 2009 those discussions resulted in our entry into definitive documents providing for the PAB Loan, pursuant to which, among other things, the Bank of Scotland assigned its existing rights and obligations under the Credit Facility to The Park Avenue Bank.  The PAB Loan matured on July 28, 2009 and because we failed to pay the approximately $4.4 million principal amount due on maturity, on July 29, 2009, The Park Avenue Bank delivered to us a notice of the occurrence of an event of default under the PAB Loan accelerating all of our payment obligations thereunder.   On July 29, 2009, The Park Avenue Bank also delivered a notice to The Bank of New York, as trustee under the Indenture, notifying it that a standstill period had commenced under the Intercreditor Agreement.  During the continuance of the standstill period the holders of our Notes are generally prohibited from exercising any remedy to collect or foreclose on the collateral pledged by us to secure our obligations under the Notes.  The standstill period will continue until the earlier of: (i) The Park Avenue Bank’s express waiver or acknowledgement of the cure of the applicable event of default or the occurrence of the discharge of the PAB Loan secured obligations, and (ii) 90 days from the date of the Bank of New York’s receipt of the standstill notice.

On June 30, 2009, pursuant to the Indenture, we furnished the written notice required to be delivered by us to the trustee of our Notes of the time and manner under which each holder could elect to require us to purchase the Notes pursuant to the Put Right.  As contemplated by the Indenture, we included with the notice the written form to be completed, signed (with signature guaranteed), and delivered by each holder of the Notes to the trustee before close of business on July 31, 2009 to require us to purchase the Notes. We requested, but never received, from the trustee copies of any forms delivered to it by which any election was made for us to purchase the Notes or any part thereof.  Neither the trustee nor any holder furnished to us any originals or copies of any such signed forms which had to be completed, signed and delivered to the trustee by close of business on July 31, 2009 to require us to purchase the Notes.  As the forms required to be completed, signed, and delivered by July 31, 2009 were not completed, signed and delivered by then, we are not obligated to purchase and pay for any Notes before their maturity on July 31, 2014.  On August 3, 2009, we received a notice from three entities, asserting that they were beneficial holders of our Notes in an aggregate principal amount of $48,730,000, and that we were in default under the Indenture by not purchasing the Notes on July 31, 2009.  On August 5, 2009, we instituted a declaratory judgment action in the Supreme Court of the State of New York in Sullivan County (the “Court”), seeking a declaration confirming that (i) the holders of the Notes failed to properly exercise the Put Right contained in the Indenture in respect of any of the Notes and (ii) the three entities that gave the purported notice of default are not, therefore, entitled to invoke, and have not invoked, the rights and remedies available upon the occurrence of a default under the Indenture.

If the Court, or another court of competent jurisdiction, issues a non-appealable final judgment holding that the right to demand repayment of the Notes has been validly exercised, we would not have an immediate source of repayment for our obligations under the PAB Loan or the Notes.  While Kien Huat has agreed under the terms of the Investment Agreement to invest an additional $44 million in the Company upon the closing of the Second Tranche, there can be no assurance that the Second Tranche will close when anticipated or at all. Moreover, it is anticipated that our current operations will not provide sufficient cash flow to repay these obligations at maturity, if we are required to do so.  A failure to repurchase the Notes when required would result in an event of default under the Indenture and could result in a cross-default under any other credit agreement to which we may be a party at such time.  Accordingly, our ability to continue as a going concern is dependent upon a determination that we did not have the obligation to repurchase our Notes on July 31, 2009, and/or our ability to arrange financing to fulfill our obligations under the PAB Loan and our Notes, and no assurance can be made that financing necessary to fulfill our obligations under the PAB Loan and our Notes will be available on commercially reasonable terms, if it all.”

September 23, 2009

3.	Please revise your risk factor disclosure in the second paragraph on page 7 to include a discussion of the first tranche under the investment agreement with Kien Huat Realty III Limited.

We hereby acknowledge your comment and the risk factor disclosure in the second paragraph on page 7 and have revised the risk factor in Amendment No. 1 as follows:

“On August 19, 2009, the Company entered into the Investment Agreement with Kien Huat, pursuant to which Kien Huat agreed to invest a total of $55 million in new equity capital in the Company in two tranches in exchange for Common Stock representing just under 50% of the voting power of the Company.  Upon the closing of the First Tranche on August 19, 2009, the Company issued to Kien Huat 6,804,188 shares of Common Stock, representing approximately 19.9% of the outstanding shares of Common Stock on a pre-transaction basis, for aggregate consideration of $11 million.  Of this amount, approximately $2.6 million was used to pay interest on the Notes.  We expect that the Second Tranche will close during the second half of 2009, but it is possible that the Second Tranche may not close when anticipated, if at all.  The closing of the Second Tranche is conditioned upon our obtaining stockholder approval of the transaction contemplated by the Investment Agreement as well as our compliance with other requirements contained therein, including customary closing conditions.  If the Second Tranche does not close, we will not receive the additional $44 million that Kien Haut has agreed to invest in us pursuant to the Investment Agreement. Accordingly, a delay or failure to close the Second Tranche may inhibit our ability to execute our business plan and could have a material adverse effect on our liquidity.  In addition, we cannot predict the resultant impact on our stock price if the Second Tranche does not close.”

Exhibit 5.1

4.	Refer to the penultimate paragraph. You may not limit reliance on the legal opinion. Please advise.

The requested revision has been made to our legal opinion.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings, that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and the Company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

September 23, 2009

Please direct any questions or comments concerning Amendment No. 1 or this response to the undersigned at (212) 451-2220 or to Jason Saltsberg at (212) 451-2320.

Very truly yours,

/s/ Robert H. Friedman

Robert H. Friedman

cc: Joseph E. Bernstein